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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

ARLINGTON HOSPITALITY, INC.
(Name of Issuer)

Common Stock, $.005 par value
(Title of Class of Securities)

                    041560202
(CUSIP Number)

         John C. Power; 60 Sea Walk Drive, P O Box 114
                    Sea Ranch, CA 95497; (707) 884-3766
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                    December 15, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ____

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 041560202

1.          Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             JOHN C. POWER

2.          Check the appropriate Box if a Member of a Group (see Instructions)

             (a)
             (b)

3.          SEC Use Only

4.          Source of Funds (See Instructions) PF

5.          Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(3)

6.          Citizenship or Place of Organization USA

Number of shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power: 353,000
8. Shared Voting Power -0-
9. Sole Dispositive Power 353,000
10. Shared Dispositive Power -0-

11.          Aggregate Amount Beneficially Owned by Each Reporting Person 353,000

12.          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.          Percent of Class Represented by Amount in Row (11) 7.1225%

14.          Type of Reporting Person (See Instructions) IN

 ITEM 1. SECURITY AND ISSUER

          The class of securities to which this statement relates is common stock, par value $0.005 per share (the "Common Stock") of Arlington Hospitality, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2355 S. Arlington Heights Road, Suite 400, Arlington Heights, Illinois 60005. Telephone (847) 228-5400.

ITEM 2. IDENTITY AND BACKGROUND

          (a)-(c)          John C. Power, 60 Sea Walk Drive, P O Box 114, Sea Ranch CA 95497 is an Executive Officer and Director of Golden West Brewing Company, Inc., a Delaware corporation.

          (d)-(f)          The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:

          On June 1, 1998, the Securities and Exchange Commission issued an Order instituting proceedings alleging, among other things, that Mr. Power violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10(b)(5) promulgated thereunder by participating in a manipulation through his personal account of the public trading market for the common stock of Premier Concepts, Inc., from approximately June 1994 through December 1994. On November 15, 2005, the US Court of Appeals for the District of Columbia Circuit issued an Opinion and Order dismissing the matter for lack of evidence.

ITEM 3. SOURCE OF FUNDS

          The shares were purchased by Mr. Power in market transactions using personal funds.

ITEM 4. PURPOSE OF TRANSACTION

          Mr. Power acquired the securities for investment. Mr. Power may purchase additional shares of common stock of the Issuer.

          In addition, Mr. Power would like to engage in discussions with the Issuer concerning the Issuer's pending proceeding under Chapter 11 of the U.S. Bankruptcy Code. Mr. Power would like the Issuer to consider adopting a Plan of Reorganization under which the assets and liabilities of the Issuer would be sold or otherwise disposed of, and the legal entity survive to consider a new acquisition or business combination. Mr. Power would also like to engage in discussions with the Issuer concerning other business opportunities that might be available to the Issuer. Such opportunities could include a transaction that would result in a material change in the capitalization of the Issuer and a change in control of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)          Mr. Power would be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of an aggregate of 353,000 shares of the Issuer's common stock, representing 7.1% of the total issued and outstanding shares of the Issuer.

(b)          Mr. Power exercises the sole voting and investment power with respect to the securities identified in Item 5(a) above.

(c)          During the past 60 days, Mr. Power has effected the following transactions in the Issuer's securities:

               On December 15, 2005, Mr. Power purchased in a market transaction an aggregate of 250,000 shares for a total of $517.

               On December 22, 2005, Mr. Power purchased in a market transaction an aggregate of 103,000 shares for a total of $279.95.

(d)          Not applicable

(e)          Not applicable

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

None

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 27, 2005	/s/ John C. Power
JOHN C. POWER